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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C 20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934


                                (Amendment No.______)*


                           Continental Homes Holding Corp.
          -----------------------------------------------------------------
                                   (Name of Issuer)

                                       Common
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                       21148C10
                          ----------------------------------
                                    (CUSIP Number)



     Check the following box if a fee is being paid with this statement /_X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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     CUSIP No. 21148C10                  13G                   Page 2 of 5 Pages


      1       NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Mitchell Hutchins Asset Management Inc.
                      IRS ID No.: 13-2895752


      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /__/
                                                                 (b) /__/
      3       SEC USE ONLY


      4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5       SOLE VOTING POWER
      NUMBER OF                                 0

       SHARES                  6       SHARED VOTING POWER
                                                460,000
     BENEFICIALLY

       OWNED BY       7        SOLE DISPOSITIVE POWER
                                                0
        EACH

      REPORTING

       PERSON                  8       SHARED DISPOSITIVE POWER
                                                460,000
        WITH

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      460,000 (Not to be construed as an admission of beneficial ownership)

     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*


     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                       6.61

     12       TYPE OF REPORTING PERSON*

                                       CO, BD, IA
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     CUSIP No. 21148C10                  13G                   Page 3 of 5 Pages


     Item 1.
              (a)     Name of Issuer

                               Continental Homes Holding Corp.

              (b)     Address of Issuer's Principal Executive Offices

                               7001 North Scottsdale Road, Suite 2050
                               Scottsdale, AZ  85253

     Item 2.
              (a)     Name of Person Filing

                               Mitchell Hutchins Asset Management Inc.

              (b)     Address of Principal Business Office or, if none,
                      Residence

                               1285 Avenue of the Americas
                               New York, NY 10019

              (c)     Citizenship

                               Delaware

              (d)     Title of Class of Securities

                               Common

              (e)     CUSIP Number

                               21148C10

     Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

              (a) /X_/ Broker or Dealer registered under Section 15 of the Act

              (b) /__/         Bank as defined in section 3(a)(6) of the Act

              (c) /__/ Insurance Company as defined in section 3(a)(19) of the act

              (d) /__/ Investment Company registered under section 8 of the Investment Company Act

              (e) /X_/         Investment Adviser registered under section 203
                               of the Investment Advisers Act of 1940
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     CUSIP No. 21148C10                  13G                   Page 4 of 5 Pages


              (f) /__/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)

              (g) /__/ Parent Holding Company, in accordance with 240.13d-l(b)(ii)(G) (Note: See Item 7)

              (h) /__/         Group, in accordance with 240.13d-l(b)(l)(ii)(H)

     Item 4. Ownership

              If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

              (a)     Amount Beneficially Owned


              (b)     Percent of Class


              (c)     Number of shares as to which such person has:

                      (i)      Sole Power to vote or to direct the vote:

                               See line item (5) of the cover pages.

                      (ii)     Shared Power to vote or to direct the vote:

                               See line item (6) of the cover pages.

                      (iii)    Sole Power to dispose or to direct the
                               disposition of:

                               See line item (7) of the cover pages.

                      (iv) Shared Power to dispose or to direct the disposition of:

                               See line item (8) of the cover pages.

     Item 5. Ownership of Five Percent or Less of a Class

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ( ).
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     CUSIP No. 21148C10                  13G                   Page 5 of 5 Pages


     Item 6. Ownership of More than Five Percent on Behalf of Another Person.

              Various persons have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of securities reported herein.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              N/A

     Item 8. Identification and Classification of Members of the Group

              N/A

     Item 9. Notice of Dissolution of Group

              N/A

     Item 10. Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

              Signature:

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  February 13, 1996                   /s/ Michael Katz  *
                                                ----------------------------
                                                Michael Katz
                                                Chief Financial Officer
                                                & Senior Vice President




     * Signature affixed by Hiam Arfa pursuant to a power of attorney dated February 9, 1996 and incorporated by reference from Schedule 13G filed with the Securities and Exchange Commission by Mitchell Hutchins Asset Management Inc. et al. on February 13, 1996 with respect to Flowers Industries, Inc.
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